Exhibit 12.1

RBS Global, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	Predeccessor		Successor	Fiscal Year March 31, 2008	Fiscal Year March 31, 2009	Fiscal Year ended March 31, 2010		Pro Forma As Adjusted Fiscal Year ended March 31, 2010
	Fiscal Year March 31, 2006	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007

Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$39.2	$(55.7)	$13.8	$61.9	$(386.3)	$(43.6)		$(137.3)
Distributed income of equity investees	—	—	—	1.7	—	0.4		0.4
Fixed charges	64.0	21.7	107.3	196.0	183.3	188.5		180.9

Total earnings available for fixed charges	$103.2	$(34.0)	$121.1	$259.6	$(203.0)	$145.3		$44.0

Fixed charges:
Interest expensed and capitalized (1)	$61.5	$21.0	$105.0	$191.8	$178.4	$183.7		$176.1
Interest (representative of rental expense) (2)	2.5	0.7	2.3	4.2	4.9	4.8		4.8

Total fixed charges	$64.0	$21.7	$107.3	$196.0	$183.3	$188.5		$180.9

Ratio of earnings to fixed charges	1.6	See note (3)	1.1	1.3	See note (4)	See note	(5)	See note	(6)

(1)	Fixed charges including amortized premiums, discounts and capitalized expenses related to indebtedness.
(2)	An estimate of the interest within rental expense (total rent expense) 33%.
(3)	No ratio is presented for the period from April 1, 2006 through July 21, 2006 as the earnings for that period were insufficient to cover fixed charges by $55.7 million.
(4)	No ratio is presented for the fiscal year ended March 31, 2009 as the earnings for that period were insufficient to cover fixed charges by $386.3 million.
(5)	No ratio is presented for the fiscal year ended March 31, 2010 as the earnings for that period were insufficient to cover fixed charges by $43.2 million.
(6)	No ratio is presented for the fiscal year ended March 31, 2010 (pro forma post-transaction) as the earnings for that period were insufficient to cover fixed charges by $136.9 million.